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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hino Motors, Ltd.

*CURRENT ADDRESS 3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan

**FORMER NAME



PROCESSED
SEP 1 9 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1388 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 9/10/07

Document No. A-2

HINO Report

Hino Motors Annual Report

April 1, 2005 to March 31, 2006


HINO



To our Stakeholders

I would like to use this occasion to sincerely thank our stakeholders for their steady support and the special patronage afforded the Company in its activities.

I sometimes request the permission of customers of the Company to let me share a ride on their trucks during a late-night haul over the expressway. I am doing this because I believe invaluable insight can be gained from listening to the drivers who steer these trucks. Truly understanding what customers want, and fulfilling these needs through technology and services. This is our mission.

In fiscal year 2005, we were able to increase sales and earnings despite headwinds that were stronger than expected, such as increased expenses from efforts at quality enhancement and long-term cost reduction, and high crude oil prices leading to weak sales in the Asian region.

To an extent, we are satisfied with what we achieved, but the satisfaction could be even greater yet. In Japan and overseas, we will continue to focus our energies on our customer relationships, and as Hino Motors Ltd. aspire to gain the support of customers worldwide.

Hino Motors, Ltd.
President Shoji Kondo

VISION 1

With pride and confidence, moving ahead as a frontrunner

Customer needs are becoming more diverse, involving aspects such as environmental performance, safety, and fuel-economy, with the required levels rising year after year. As a manufacturer, our first calling is to supply vehicles that our customers find useful. Thus, acting on our belief that making good cars means responding to customers needs, in 2005 we were first to introduce vehicles compliant with the New Long-Term Emission Regulations (2005) and focused our efforts on technology surrounding the commercialization of advanced safety features.

Naturally, we are deeply involved also in technology development geared at the successor regulations expected for 2010 to the New Long-term Emission Regulations. The higher the hurdles are now, once they are taken, the more significant the advantages will be later. This is what we have come to understand. In technology development, Hino Motors aims to be a global frontrunner.



Heavy-duty truck compliant with the New Long-Term Emission Regulations (2005)

VISION 2

Putting customer needs first — in Japan and overseas

Customers who have bought our vehicles use them nearly every day for their business over a period of around ten years after the purchase. In light of this fact, customer relationships should not come to an abrupt end at the time the vehicle is delivered. This thought is at the root of our determination to put yet greater energy than before into our service offerings for customers. As part of this concept, we have established a Customer Technical Center as a facility where drivers can find out first-hand about fuel-efficient driving and safety technologies.

This concept of "serving the customer" does not change in our work overseas. By providing services tailored to the conditions and special aspects of each country, as Hino Motors Ltd. we aspire to gain the support of customers worldwide.



Customer Technical Center



Hino's CNG-operated bus running in Jakarta, Indonesia

Contents

Hino 2006

Special Feature 1: Hino launches vehicles compliant with the New Long-Term Emission Regulations (2005)

Special Feature 2: Establishment of Hino's Customer Technical Center

Special Feature 3: Symbol for Hino's spirit of challenge: the Paris Dakar Rally



501

Special Feature 1 | Hino launches vehicles compliant with the New Long-Term Emission Regulations (2005)

In time for the New Long-Term Emission Regulation, the Company developed vehicles compliant with the new rules, including heavy-duty truck, medium-duty truck, large-sized touring coach, large-sized route bus, and small-sized route bus. Each vehicle features not only enhanced environmental performance but in direct relation to CO_2 reduction also offers fuel efficiency, combined with engine performance.

Reconciling environmental performance and fuel efficiency

The Company has been promoting market launches of trucks and buses compliant with the New Long-Tem Emission Regulations (2005) implemented October 1, 2005. Compared with the previous New Short-Term Emission Regulations(2003), the New Long-Tem Emission Regulations reduce particulate matter (PM) by 85% and nitroxide (NOx) by 40%, and are therefore called the world's most rigorous by the Ministry of Land, Infrastructure and Transport.

Hino Motors has launched vehicles compliant with the New Long-Tem Emission Regulations in five categories, starting with the large-sized route bus in January 2005, followed by a heavy-duty truck, medium-duty truck, large-sized touring coach, and small-sized route bus. In developing these new vehicle types, the Company did not just only meet regulations, but also took a proactive stance toward enhancing gas mileage.

The consensus has been that emission cuts and enhanced gas mileage are difficult to reconcile. No matter how large the emission reduction, if gas mileage and engine performance fall off, the product will not find market acceptance. The impetus to overcoming this problem came from realizing an engine featuring low revolution and high torque. Using proprietary technology of the Company such as high-pressure common-rail fuel injection systems and electronically controllable nozzle turbochargers, the Hino Motors developed an engine capable of generating high torque also at low revolution through highly accurate engine control. Additionally, the Company further refined its EGR system for reducing NOx.

As a characteristic of the vehicles that Hino Motors developed for the New Long-Tem Emission Regulations (2005), increased fuel efficiency and engine performance have been achieved in addition to environmental performance compliant with regulations. As an "environmental frontrunner," the Company will persist also in the future in its efforts to further enhance truck and bus performance.


Large-sized touring coach


Small-sized "non-step" route bus


Heavy-duty truck


Medium-duty truck


"Non-step" large-sized route bus

Special Feature 2 | Establishment of the Customer Technical Center

To give customers a facility for driving, learning, and testing, available at any time — this is the concept. Interest in fuel-saving and safe driving has been on the rise more than before. In order to respond to this need, the Company newly established the Customer Technical Center as a dedicated training facility for customers. The Center is also Japan's first permanent training facility for customers that is directly operated by a vehicle manufacturer.

The Customer Technical Center for training in fuel-saving and safe driving for customers was established in June 2005 on the premises of the Company's Hamura plant. It is the first customer-dedicated permanent facility in Japan that is directly operated by a vehicle manufacturer.

As part of Hino's customer support activities so far, training sessions for fuel-saving and safe driving were previously offered approximately 70 times a year using the Gozenyama proving ground. In recent years, however, there has been a surge in inquiries for training sessions surrounding cost reduction and accident prevention. In order to adequately accommodate this customer requirement, the Company saw a need for a dedicated training installation available for use at any time, and decided to go ahead with this new facility.

The center features a 1.2km long track loop as well as a training building with exhibition space and a conference room for up to fifty participants, among other facilities. With the focus on training in fuel saving and safe driving, the Center offers programs such as instruction in the particulars of environmental regulations and explanations on the latest technologies of the Company. By providing multiple kinds of training corresponding to customers' requirements, the Company seeks to inform customers on how best to use Hino vehicles, and will work to fulfill its social mission as a manufacturer to reduce environmental pollution, help save on fuel expenses, and stamp out accidents.

As a frontrunner in environmental protective technologies, the Company has put significant effort into developing engine power trains that feature superior fuel efficiency and environmental performance, and aware of its leadership in safety matters has promoted the commercialization of numerous safety technologies.

The establishment of the Customer Technical Center will widen the reach of the Company's endeavors thus far from development and manufacture into the realm of after-sales support service. As a frontrunner in environmental protective technologies and safety, Hino Motors will through actions of practical significance continue to contribute to society.


Slope (5%)
Track loop (1.2km)
S-curve
Demonstration space
Center office
Test driving track


Center Office


Training in fuel-saving driving for customers


Presentation room

Special Feature 3 | Symbol of Hino's spirit of challenge: the Paris Dakar Rally

This year's Paris Dakar Rally started in December 2005 from Lisbon. Having raced and finished this rally for sixteen years running, the Company this time finished with favorable overall standings of 5th and 7th in the *camion* (truck) category. The Paris Dakar Rally demonstrates to the world the ruggedness, reliability, and high technology capabilities of Hino vehicles, and at the same time is a race that unites Hino staff in a spirit of challenge.

Finishing for sixteen years running since the first time at the start line

The 28th Euromilhõs Dakar is more commonly known as the Paris Dakar Rally. Having raced and completed this rally in for sixteen years running since first appearing at the start line, the Company this time finished with favorable overall standings of 5th and 7th in the *camion* (truck) category. The race started on December 31, 2005, from Lisbon. Through sand dunes and bush, Hino Motors covered the entire distance to Dakar, the rally's finishing point on Africa's west coast, arriving there on January 15. Only 33 of the originally 69 vehicles completed the rally, which took 16 days to complete across a distance of 9,000km.

Hino's first vehicle(driven by Yoshimasa Sugawara)won an overall 5th rank, and the second(driven by Teruhito Sugawara)won an overall 7th. For the Paris Dakar Rally, which is considered the world's toughest race, finishing 16 consecutive times since first appearing at the start line is a record without parallel. Additionally, the Company participated with Medium-duty truck based on the model for the general market, and taking on huge vehicles with double or higher emission volumes, Hino's strenuous efforts have been finding acclaim also overseas.

Finishing the race in sixteen consecutive years is not only a valuable record, it also tells of the reliability and ruggedness of Hino vehicles. Moreover, the fact that Hino's medium-duty trucks competed on a par or better with heavy-duty vehicles speaks of the high technological capability of Hino Motors.

Notably, all supporting mechanics are dispatched for the race from select staff of Hino Motors and its sales companies. While these employees normally perform inspection and maintenance of customer vehicles, their same skills come to bear also on the scene of this tough race.

What goes without saying for the mechanics, numerous staff of the Company, starting from the point of vehicle development, have in various forms been giving their support for the Paris Dakar Rally—for Hino Motors a race that unites its staff in a spirit of challenge.

The Paris Dakar Rally—Final overall top standings for the *camion* category

Vehicles started: 69, vehicles finished: 33

Overall standings	driver, manufacturer
1	Chagin (Kamaz)
2	Stacey (MAN)
3	Kabirov (Kamaz)
4	De Azevedo (Tatra)
5	Yoshimasa Sugawara (Hino)
6	Vismara (Mercedes)
7	Teruhito Sugawara (Hino)
8	Echter (MAN)
9	Sadlauer (MAN)
10	Reif (MAN)



Hino completed this tough race in the 16th year running.



First vehicle of the"HINO TEAM SUGAWARA" (driven by Yoshimasa Sugawara)



Second vehicle of the"HINO TEAM SUGAWARA"(driven by Teruhito Sugawara)

Sales launch of large-sized touring coach compliant with New Long-Term Emission Regulations (2005)

August 22, 2005, marked the sales launch of Hino's large-sized touring coach after its first full model change in fifteen years and compliant with New Long-Tem Emission Regulations (2005).

This vehicle offers excellent environmental performance thanks to the adoption of the DPR clean diesel system, while safety features underwent enhancement in active and passive safety aspects, including functions and designs devised to reduce driver fatigue and vulnerability of passenger seats in case of vehicle rollover.

Moreover, vibration was reduced by around 30% compared with the previous model by using a newly developed suspension. This bus provides mobility in a comfortable space excelling in ambience and drivability due to enhanced direct safety and turning performance as well as air conditioning performance.

Moreover, with approximately 13% improved gas mileage from the adoption of a new engine and lower running cost thanks to a new-type air conditioner, the vehicle has outstanding cost-saving features.

Thus, the touring coach offers yet greater value to everyone in bus operations, and in future will take the lead in bus travel.



The Company launched the *Super High-Deck* and *High-Deck* series. The 9-meter long *High-Deck Short* series was launched on February 20, 2006.

First exhibition at the JATA World Travel Fair as a bus manufacturer

In the period September 22-24, 2005, the JATA World Travel Fair 2005 took place at Tokyo Big Sight. This event is a *travelfest*-type fair for the travel and tourist industries in Japan and overseas. Hino Motors participated for the first time as a bus manufacturer with the large-sized touring coach. Nothing short of a full success, visitors waiting in line for a test ride were impressed with the innovative design and eager to take a ride.



Approximately 800 organizations and companies participated in 2005, comprising tourism-related bodies, corporations, and travel agencies from around the world.

The large-sized touring coach honored with the Good Design Award

The large-sized touring coach was honored with the fiscal year 2005 Good Design Award. Based on a design concept combining vibrant energy and a sense of hospitality, the innovative style reflects exhilaration with the joy of travel.

Going forward, Hino Motors will persist in its undivided effort to build motor vehicles that value people and the environment.



Not alone good looks, but also high quality, ease of use, and product balance are criteria.

Hino's activities as a frontrunner in safety

PCS*1 brake system for reduced rear-end collision damage

The Company developed the world's first brake system for heavy-duty trucks designed to reduce rear-end collision damage, dubbed PCS for "Pre-Crash Safety." This systems was first launched as an application to the heavy-duty trucks. Thanks to a forward-irradiating milliwave radar with superior sensitivity for object identification, the PCS system detects stationary vehicles or obstructing objects on the road ahead also in adverse weather conditions. If the on-board computer discerns a collision hazard, a warning is sounded and braking action in two stages will lower vehicle speed, thus reducing damage potential from a rear-end collision.


Flow chart of rear-end collision damage reduction
●Approaching a stationary vehicle
●Approaching a slowing vehicle

*1. Co-developed with Toyota Motor

Development of VSC vehicle stability control system for heavy-duty tractors

Heavy-duty tractors pulling trailers with bulk cargo volumes are the vehicles on which logistics turn. In order to increase their safety, the Company developed and commercialized the vehicle stability control system VSC*2, which detects in advance and warns the driver of trailer instability on slippery roads, and enables highly effective vehicle control through coordinated action between engine output control and tractor-trailer ABS operation. This system was first to obtain approval of the National Land and Transportation Ministry.


Safety action (VSC development tailored to actual accident conditions)
Serious stand-alone accidents of combination vehicles
1st rank: Rollover
2nd rank: Jack knife*3
VSC
Staves off 70% of serious stand-alone accidents of combination vehicles
•Actual conditions of serious accidents of combination vehicles
Side impact 6%
Other accidents 9%
Total of 33 accidents
*3 Jack knife 21%

*2. VSC (Vehicle Stability Control) is positioned as a key technology for reducing traffic accidents at Toyota Group.

*3. "Jack knife" refers to a situation that occurs on slippery roads when the tail end of a trailer breaks out sideways and skids forward, closing on the tractor.

Hino Motors honored with "the 37th Ichimura Prize in Industry" for development of ultra-low emission diesel engine for large-sized commercial vehicles

The award this year was conferred on the Company for being first in the world to mass-produce DPR and other advanced technologies and for playing a leading role in contributing to the reduction of CO_2, as well as in appreciation of resulting significant multiplier effects. Going forward, Hino Motors will continue with technology innovation to support its customers and to reduce the burden on the environment.


37回 市村賞贈呈式
財団法人 新技術開発財団

"The Ichimura Prize in Industry" honors company managements and technology developers for contributions or meritorious actions serving the advancement of industry through the development of outstanding technologies in Japan.

Hino Motors Green Fund honored with the Minister of the Environment Award 2005, "the Environmental Conservation Distinguished Service Award"

Since its inception in 1991, the Hino Motors Green Fund has on the basis of its fundamental principle of harmony between society and environment implemented actions such as aiding activities and research surrounding the preservation of nature, afforestation of the natural environment, and environment-related events using the Hino Green Fund (HGF) Forest. This latest award honors efforts that have continued for many years to protect the natural environment.



The Minister of the Environment Award 2005 was conferred June 6, 2005.

Highlights

- Domestic vehicle unit sales increased amid growing replacement demand in response to new environmental regulations
- Vehicle sales at overseas operations reached a historical high of 45,000 units despite weak Asian markets thanks to rising sales in North America and Middle East

Consolidated	Non-consolidated
Net sales: ¥1,196.9 billion	Sales: ¥919.9 billion
Ordinary income: ¥42.1 billion	Ordinary income: 38.5 billion
Net income: ¥28.7 billion	Net income: ¥21.7 billion

Financial Results in Fiscal Year 2005

The Japanese economy in the term under review moved along a recovery trend, despite surging prices for crude oil and raw materials, etc., supported by rising capital expenditure on the back of improved corporate profits and helped by personal consumption.

The Company's business mainstay in domestic operations saw total demand in the markets for large and medium-size trucks increase 5.9% from a year earlier to 105,504 units amid heightened replacement demand in response to new environmental regulations such as the Automotive NOx and PM Law, as well as the New Long-Term Emission Regulations of 2005. Also in the market for small-size trucks, total demand increased 2.6% to 117,094 units.

Domestic sales of trucks and buses of the Company increased 11.2% on the year to 56,356 units. Furthermore, overseas sales reached a historical high of 45,894 units, reflecting an increase of 2.4% on the year, thanks to sales expansion in North America as well as in Near and Middle East.

As a result, combined domestic and overseas sales of trucks and buses rose 7.1% on the year to 102,250 units. In commissioned vehicle production for Toyota Motor Corp., production of the Hilux Pick-up truck was terminated at the end of June 2005. Furthermore, with production of the FJ Cruiser started in January 2006, total production came to 188,779 units, reflecting a 23.9% decline on the year.

Owing to the increase in unit sales centered on domestic operations, net sales for the term under review increased 5.9% on the year to ¥1,196.9 billion. Operating profit grew 5.7% on the year to ¥40.5 billion, and net income for the period increased 62.4% to ¥28.7 billion.

Going forward, in step with rising personal consumption and capital expenditure in the Japanese economy, the outlook is for a sustained moderately-paced recovery centered on private sector demand. At the same time, while keeping a watchful eye on the economic recovery, caution is required amid rising interest rates and concerns over additional increases in crude oil and raw materials prices.

The Company will continue with further advances in rationalization and in this way work to strengthen management practices and enhance financial results.

Financial Highlights (Consolidated)

Truck and bus unit sales (in units)



Domestic truck sales
Domestic bus sales
Overseas sales
120,000
100,000
80,000
60,000
40,000
20,000
0
60,485
25,743
2,069
32,673
87,018
35,776
2,916
48,326
95,486
44,818
3,108
47,560
102,250
45,894
3,255
53,101
2002
2003
2004
2005
(Fiscal year)

Ordinary income and net income (millions of yen)



Ordinary income
Net income
50,000
40,000
30,000
20,000
10,000
0
16,582
4,959
44,566
34,023
39,751
17,672
42,131
28,704
2002
2003
2004
2005
(Fiscal year)

Net sales (millions of yen)



Domestic
Overseas
Toyota-related
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
850,317
342,508
114,185
393,624
1,051,586
388,610
150,341
512,635
1,130,100
408,196
181,749
540,155
1,196,972
399,586
198,490
598,896
2002
2003
2004
2005
(Fiscal year)

Net income per share (yen)



70
60
50
40
30
20
10
0
8.38
58.86
30.35
49.51
2002
2003
2004
2005
(Fiscal year)

Consolidated Balance Sheets

(Millions of Yen)

Account	March 31, 2006	March 31, 2005
(Assets)		
Current assets	**432,979**	**400,903**
Cash and deposits	37,398	39,347
Trade notes and accounts receivables	268,111	248,796
Marketable securities	—	1,214
Inventories	99,829	85,856
Deferred income taxes	14,784	11,868
Others	17,357	18,916
Allowance for doubtful accounts	△4,502	△5,097
Fixed assets	**479,937**	**414,621**
Tangible fixed assets	**341,258**	**317,039**
Buildings and structures	102,678	99,665
Machinery and transportation equipment	95,772	89,345
Tools and fixtures	18,561	15,559
Lease assets	5,117	1,316
Land	94,770	101,609
Construction in progress	24,358	9,543
Intangible fixed assets	**18,219**	**16,289**
Software	17,481	15,275
Consolidated adjustment account	182	446
Other	555	568
Investments and other assets	**120,459**	**81,292**
Investment securities	109,521	64,923
Long-term loans	4,801	9,293
Deferred income taxes	1,790	2,051
Other investments and assets	11,823	13,472
Allowance for doubtful accounts	△7,476	△8,448
Total assets		**815,524**

(Millions of Yen)

Account	March 31, 2006	March 31, 2005
(Liabilities)		
Current liabilities	**477,445**	**461,517**
Trade notes and accounts payable	194,135	178,042
Short-term debt	162,292	156,476
Commercial paper	37,000	52,000
Current portion of long-term debt	5,334	9,020
Other accounts payable	10,111	10,875
Accrued income taxes	12,770	6,313
Accrued bonuses	4,266	3,962
Warranty allowance	7,733	6,065
Other current liabilities	43,801	38,760
Long-term liabilities	**143,300**	**104,191**
Long-term debt	63,740	50,571
Deferred income taxes	20,217	10,845
Deferred income taxes related to unrealized gain on land revaluation	3,753	4,684
Accrued employees' retirement benefits	36,188	37,469
Other long-term liabilities	19,399	619
Total liabilities	**620,745**	**565,708**
(Minority shareholder's interests)		
Minority interests in consolidated subsidiaries	**15,164**	**12,980**
(Shareholders' equity)		
Common stock	**72,717**	**72,717**
Additional paid-in capital	**64,307**	**64,307**
Retained earnings	**105,702**	**78,422**
Net unrealized gain on land revaluation	**1,529**	**6,356**
Net unrealized gain on available-for-sale securities	**37,006**	**21,716**
Cumulative translation adjustment	**△3,966**	**△6,442**
Treasury common stock, at cost	**△289**	**△241**
Total shareholders' equity	**277,005**	**236,835**
Total liabilities, minority interests, and shareholders' equity		**815,524**

Note: All amounts rounded down to full millions of yen.

Consolidated Statements of Income

(Millions of Yen)

Account	Year ended March 31, 2006	Year ended March 31, 2005
(Ordinary income (loss))		
Operating income (loss)		
Operating income		
Net sales	1,196,972	1,130,100
Operating expenses	1,156,449	1,091,764
Cost of sales	1,020,985	969,273
Selling, general and administrative expenses	135,464	122,490
Operating profit	**40,522**	**38,336**
Non-operating income (loss)		
Non-operating income	6,734	5,479
Interest and dividend income	2,829	2,582
Equity in earnings of affiliated companies	714	783
Miscellaneous income	3,189	2,113
Non-operating expenses	5,125	4,064
Interest expense	3,006	2,150
Miscellaneous expenses	2,118	1,913
Ordinary income	**42,131**	**39,751**
(Extraordinary income (loss))		
Extraordinary income	**3,725**	**1,195**
Gain on sales of fixed assets	2,180	601
Gain on sales of investment securities	536	—
Other extraordinary income	1,008	594
Extraordinary losses	**3,514**	**10,603**
Loss on impairment of fixed assets	76	4,380
Loss on sales and disposal of property, plant and equipment	2,048	3,023
Loss on write-down of inventories	—	1,357
Other extraordinary losses	1,389	1,841
Net income before income taxes and minority interests	**42,341**	**30,343**
Income taxes	18,271	11,875
Income taxes, deferred	△5,669	△113
Minority interests income of consolidated subsidiaries	1,035	908
Net income	[illegible]	**17,672**

Note: All amounts rounded down to full millions of yen.

Consolidated Statements of Shareholder's Equity

(Millions of Yen)

Account	Year ended March 31, 2006	Year ended March 31, 2005
(Additional-paid in capital)		
Additional paid in capital at beginning of year	**64,307**	**64,307**
Additional paid in capital at end of year	**64,307**	**64,307**
(Retained earnings)		
Retained earnings at beginning of year	**78,422**	**63,337**
Increase in retained earnings	**32,134**	**18,775**
Decrease in retained earnings	**4,853**	**3,691**
Retained earnings at end of year	**105,702**	**78,422**

Note: All amounts rounded down to full millions of yen.

Consolidated Statements of Cash Flows

(Millions of Yen)

Account	Year ended March 31, 2006	Year ended March 31, 2005
(Operating activities)		
Net income before income taxes and minority interests	42,341	30,343
Depreciation and amortization	39,483	35,535
Loss on impairment of fixed assets	76	4,380
Increase in notes and accounts receivable	△14,336	△10,437
Increase in inventories	△11,185	△11,674
Increase in notes and accounts payable	12,153	12,603
Income taxes paid	△11,919	△19,700
Others	△1,468	3,028
Sub-total	**55,145**	**44,078**
(Investing activities)		
Purchase of property, plant and equipment	△63,355	△53,262
Purchase of intangible fixed assets	△6,466	△8,258
Others	19,882	5,179
Sub-total	**△49,939**	**△56,341**
(Financing activities)		
Net increase (decrease) in short-term debt	2,177	△18,520
Net (increase) decrease in commercial paper	△15,000	7,000
Proceeds from issuance of long-term debt	18,135	28,427
Repayments of long-term debt	△8,958	△9,685
Dividends paid	△4,019	△3,445
Others	△41	199
Sub-total	**△7,706**	**3,975**
Effect of exchange rate changes on cash and cash equivalents	**460**	**△61**
Net increase (decrease) in cash and cash equivalents	**△2,040**	**△8,349**
Cash and cash equivalents at beginning of year	**38,931**	**47,280**
Cash and cash equivalents at end of year	**36,890**	**38,931**

Note: All amounts rounded down to full millions of yen.

Financial Highlights (Non-consolidated)

Shipments of trucks and buses (in units)


Truck (domestic)
Buses (domestic)
Exports
120,000
100,000
80,000
60,000
40,000
20,000
0
59,724
25,463
2,100
32,161
87,911
36,019
2,889
49,003
94,007
43,157
3,105
47,745
100,710
42,792
54,642
2002
2003
2004
2005
(Fiscal year)

Net sales (millions of yen)


Trucks and buses
Consignment
Engines
Components
Others
1,000,000
800,000
600,000
400,000
200,000
0
659,342
44,086
306,852
251,765
855,876
354,181
392,984
893,819
344,709
427,638
919,945
289,903
478,720
2002
2003
2004
2005
(Fiscal year)

Production of commissioned vehicles
(In units; excluding supplies and parts for overseas production)


250,000
200,000
150,000
100,000
50,000
0
191,743
222,676
248,012
188,779
2002
2003
2004
2005
(Fiscal year)

Ordinary income and net income
(millions of yen)


Ordinary income
Net income
40,000
30,000
20,000
10,000
0
16,451
8,342
32 076
9,463
30,026
10,263
21,783
2002
2003
2004
2005
(Fiscal year)

Net income per share (yen)


40
35
30
25
20
15
10
5
0
14.32
16.16
17.54
37.63
2002
2003
2004
2005
(Fiscal year)

Net assets per share (yen)


600
500
400
300
200
100
0
406.65
434.52
451.04
505.10
2002
2003
2004
2005
(Fiscal year)

Dividend payout ratio (%)


40
30
20
10
0
34.4
36.4
33.6
23.9
2002
2003
2004
2005
(Fiscal year)

Equity ratio (%)


60
50
40
30
20
10
0
50.7
48.3
47.6
48.5
2002
2003
2004
2005
(Fiscal year)

Non-Consolidated Balance Sheets

(Millions of yen)

Account	March 31, 2006	March 31, 2005
(Assets)		
Current assets	**251,200**	**235,690**
Cash and deposits	6,791	4,857
Trade notes receivable	3,134	2,881
Trade accounts receivable	170,811	147,071
Marketable securities	—	1,199
Finished goods	17,327	14,478
Raw materials	273	248
Work in progress	16,729	14,920
Supplies	2,521	2,390
Prepaid expenses	70	67
Deferred income taxes	9,065	7,269
Short-term loans	15,260	31,026
Others	9,361	9,382
Allowance for doubtful accounts	△147	△102
Fixed assets	**347,082**	**308,318**
Tangible fixed assets	**165,609**	**158,822**
Buildings	46,923	46,669
Structures	8,619	8,645
Machinery and equipment	55,693	52,861
Vehicles and transportation equipment	3,153	2,832
Tools	12,712	10,539
Lease assets	7	232
Land	32,049	31,956
Construction in progress	6,448	5,085
Intangible fixed assets	**16,772**	**14,709**
Software	16,709	14,646
Rights of facility utilization	2	2
Other fixed assets	60	60
Investments and other assets	**164,700**	**134,786**
Investment securities	77,662	55,808
Shares in subsidiaries and investments	64,815	60,737
Long-term loans	19,097	15,054
Long-term prepaid expenses	791	839
Other investments and assets	8,380	8,364
Allowance for doubtful accounts	△6,045	△6,017
Total assets		**544,009**

(Millions of yen)

Account	March 31, 2006	March 31, 2005
(Liabilities)		
Current liabilities	**213,206**	**214,757**
Notes payable	2,501	6,047
Trade accounts payable	124,514	114,413
Commercial paper	37,000	52,000
Current portion of long-term debt	862	3,443
Other accounts payable	7,357	7,911
Accrued expenses	21,187	19,773
Accrued income taxes	10,363	3,451
Deposits	939	1,001
Warranty allowance	7,733	6,065
Other current liabilities	745	649
Long-term liabilities	**94,893**	**70,065**
Long-term debt	60,237	43,884
Deferred income taxes	16,782	8,585
Accrued employees' retirement benefits	17,794	17,515
Other long-term liabilities	80	80
Total liabilities	**308,099**	**284,822**
(Shareholders' equity)		
Common stock	**72,717**	**72,717**
Additional paid-in capital	**64,307**	**64,307**
Capital reserves	64,307	64,307
Retained earnings	**121,588**	**104,015**
Legal reserve of retained earnings	7,103	7,103
Voluntary reserve of retained earnings	89,088	83,217
Reserve for fixed asset reduction entry	4,198	4,327
General reserve	84,890	78,890
Unappropriated earnings for the year	25,396	13,694
Net unrealized gain on available-for-sale securities	**31,804**	**18,339**
Treasury common stock	**△234**	**△192**
Total shareholders' equity	**290,183**	**259,186**
Total liabilities and shareholders' equity		**544,009**

Note: All amounts rounded down to full millions of yen.

Non-Consolidated Statements of Income

(Millions of yen)

Account	Year ended March 31, 2006	Year ended March 31, 2005
(Ordinary income (loss))		
Operating income (loss)		
Operating income		
Sales	919,945	893,819
Operating expenses	885,007	866,107
Cost of sales	806,145	795,978
Selling, general and administrative expenses	78,861	70,129
Operating profit	**34,938**	**27,711**
Non-operating income (loss)		
Non-operating income	5,106	3,435
Interest and dividend income	3,003	2,169
Miscellaneous income	2,102	1,266
Non-operating expenses	1,503	1,120
Interest expense	355	278
Miscellaneous expenses	1,148	842
Ordinary income	**38,541**	**30,026**
(Extraordinary gains (loss))		
Extraordinary income	709	362
Gain on sales of investment securities	440	321
Gain on sales of fixed assets	268	25
Gain on liquidation of subsidiaries	—	12
Gain on reversal of allowance for doubtful accounts	—	3
Other extraordinary income	0	—
Extraordinary losses	6,088	9,644
Loss on write-down of shares in subsidiaries	3,327	8,491
Loss on sales and disposal of property, plant and equipment	1,620	948
Loss on write-down of investment securities	910	117
Loss on impairment of fixed assets	36	85
Other extraordinary losses	194	—
Net income before income taxes	**33,162**	**20,743**
Income taxes	14,215	8,212
Income taxes, deferred	△2,836	2,267
Net income	**21,783**	**10,263**
Retained earnings brought forward from the previous year	5,910	5,154
Interim dividend	2,296	1,722
Unappropriated retained earnings for the year	**25,396**	**13,694**

Note: All amounts rounded down to full millions of yen.

Appropriation of Retained Earnings

(yen)

Account	Fiscal Year 2005	Fiscal Year 2004
Unappropriated retained earnings for the year	**25,396,685,604**	**13,694,987,735**
Reversal of reserve for fixed asset reduction entry	117,589,629	128,819,689
Sub-total	**25,514,275,233**	**13,823,807,424**
	To be appropriated as follows:	
Dividend	2,870,778,440	1,722,642,876
	(¥5.0 per share)	(¥3.0 per share)
Directors' bonus	157,000,000	164,000,000
Auditors' bonus	21,000,000	27,000,000
General reserve	16,000,000,000	6,000,000,000
Retained earnings carried forward to the next year	**6,465,496,793**	**5,910,164,548**

Corporate Profile

Hino Motors, Ltd.

Founded : 1910
Established : May 1, 1942
Paid-in capital : 72,717,284,641 yen
Number of employees : 9,507
Products : trucks, buses, specialty vehicles, small-size commercial vehicles, passenger vehicles, engines

Offices and Plant:

Head Office and Hino Plant
1-1 Hinodai 3-chome, Hino-shi, Tokyo 191-8660, Japan
Tel. +81-42-586-5111

Hamura Plant
1-1, Midorigaoka 3-chome, Hamura-shi, Tokyo 205-8660, Japan
Tel. +81-42-579-0411

Nitta Plant
10-1, Nitta-Hayakawa-cho, Ohta-shi, Gunma Prefecture, 370-0344, Japan
Tel. +81-276-56-5111

Tamachi Office
11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014, Japan
Tel +81-3-3456-8811

Stock Information (as of March 31, 2006)

Number of Shares Authorized: 1,400,000,000 shares
Outstanding: 574,580,850 shares

Number of Shareholders: 18,289 (increased by 1,271 from March 31, 2005)

Top Ten Shareholders

Shareholder name, number of shares held (in units of thousand shares), shareholder percentage

Shareholder	Shares	%
Toyota Motor Corporation	287,897	50.1 %
The Master Trust Bank of Japan, Ltd. (Trust Account)	24,660	4.3
Japan Trustee Services Bank, Ltd. (Trust Account)	15,741	2.7
Japan Trustee Service Bank, Ltd. (Holder of Retirement Benefit Trust for The Chuo Mitsui Trust and Banking Company, Limited)	10,031	1.7
The Tokio Marine and Fire Insurance Co., Ltd.	6,104	1.1
State Street Bank and Trust and Banking Company. Ltd.	5,898	1.0
Depositary Nominees Inc.	5,709	1.0
Takenaka Corporation	5,562	1.0
Nagasaka Industries Co., Ltd.	4,255	0.7
Nisshinbo Industries, Inc.	4,079	0.7

Breakdown of Shareholders by Category (as of March 31, 2006)

■ Number of shareholders and shareholder percentages


(Total shareholders: 14,783)
Individuals and other shareholders: 14,006 (94.8%)
Banks and other financial institutions: 95 (0.6%)
Foreigners: 267 (1.8%)
Securities companies: 44 (0.3%)
Other domestic corporations: 371 (2.5%)

■ Number of shares and shareholder percentages (Total share units: 572,706)


Banks and other financial institutions: 102,874 units (18.0%)
mestic corporations:
573 units (59.1%)
Securities companies: 4,578 units (0.8%)
Foreigners: 82,886 units (14.7%)
Individuals and other shareholders: 43,695 units (7.6%)

Notes:
1. The above total number of shares is net of 1,874,850 shares represented by fractional share units.
2. The category "Individuals and other shareholders" includes 425 share units representing treasury shares.Furthermore, the 1,874,850 shares represented by fractional share units referenced in Item 1. above include 162 treasury shares.
3. The category "Other domestic corporations" includes 8 share units held by Japan Securities Depository Center, Inc.

Share Price Range on the Tokyo Stock Exchange


(Yen)
1,000
800
600
400
200
0
702
608
644
576
655
583
669
635
718
641
808
698
795
680
768
705
763
710
802
713
795
728
763
707
05
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
06
Jan
Feb
Mar

Directors and Auditors (as of June 28, 2006)



Chairman of the Board
Tadaaki Jagawa

President, Member of the Board
Shoji Kondo

Executive Vice Presidents, Members of the Board
Shinichiro Sugisaki, Bunji Hagiwara, Takahiko Yamamoto

Senior Managing Directors, Members of the Board
Masakazu Ichikawa, Toshiki Inoue, Tsunehiko Fujii, Manabu Kasai, Seiei Okazaki, Sinji Fujimoto

Corporate Auditors
Akira Senuma, Akihiko Ogino, Akio Tsujii, Yoshio Ishizaka, Kosuke Ikebuchi

Hino Motors, Ltd.

END


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